Prospectus Supplement No. 8 (to Resale Prospectus dated December 1, 2017)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-221792

102,255,099 Shares

This prospectus supplement updates and supplements the prospectus dated December 1, 2017 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-221792). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2018 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to the offer and sale of 102,255,099 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) by existing holders of the Ordinary Shares named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “CISN”. On August 1, 2018, the closing price of our Ordinary Shares was $15.41.

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus, page 15 of our Annual Report on Form 10-K and under similar headings in any further amendments or supplements to the Prospectus. Please review these risks before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 2, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 30, 2018

CISION LTD.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation)	000-38140 (Commission File Number)	N/A (IRS Employer Identification No.)

130 East Randolph Street, 7th Floor Chicago, Illinois (Address of Principal Executive Offices)	60601 (Zip Code)

Registrant’s telephone number, including area code: (866) 639-5087

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13c-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Approval of Equity Awards for Executive Officers

On July 30, 2018, Cision Ltd. (the “Company”), with the approval of the Compensation Committee of the Board of Directors of the Company, granted to certain executive officers equity awards of the Company pursuant to the Company’s 2017 Omnibus Incentive Plan (the “Plan”). The equity awards consist of performance-vesting restricted stock units (“PSUs”), performance-vesting options (“POs”), time-vesting restricted stock units (“RSUs”) and time-vesting options (“TOs). The Company is disclosing below the awards to Kevin Akeroyd, the President and Chief Executive Officer, Jack Pearlstein, the Chief Financial Officer, and Jason Edelboim, President, Americas:

Executive Officer	Title	PSUs(1)	POs(1)	RSUs(2)	TOs(3)
Kevin Akeroyd	President and Chief Executive Officer	36,250	108,750	36,250	108,750
Jack Pearlstein	Chief Financial Officer	38,125	114,375	38,125	114,375
Jason Edelboim	President, Americas	11,250	33,750	11,250	33,750

(1)	The PSUs and POs will vest based on the achievement of certain financial metrics of the Company for its fiscal year ending December 31, 2018.

(2)	Each RSU represents a contingent right to receive one ordinary share of the Company. The RSUs vest in four equal annual installments beginning on July 30, 2019.
(3)	The TOs become exercisable in four equal annual installments beginning July 30, 2019.

The foregoing description of the equity awards is only a summary and does not purport to be a complete description of the terms and conditions under the agreements governing the equity awards, and such description is qualified in its entirety by reference to the full text of the form of equity awards. A copy of the forms of equity award governing the PSUs and POs will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018. A copy of the forms of equity award governing the RSUs and TOs are filed as Exhibit 10.15 and Exhibit 10.16, respectively, to the Quarterly Report on Form 10-Q filed on November 9, 2017 and are incorporated herein by reference.

Appointment of Chief Operating Officer

On August 1, 2018, the Company appointed Gregg Spratto to serve as its Chief Operating Officer. Mr. Spratto, age 46, has nearly 20 years of operations experience, including organization leadership, M&A integration, supply chain, customer service and back office automation and reporting. Prior to joining the Company, Mr. Spratto served in numerous professional capacities, and most recently as Vice President, Operations, of Autodesk, Inc., a design software and digital content company. Mr. Spratto joined Autodesk in 1998. Mr. Spratto received a Bachelor of Arts degree from Indiana University.

There are no (i) family relationships, as defined in Item 401 of Regulation S-K, between Mr. Spratto and any of the Company’s executive officers or directors, or any person nominated to become a director or executive officer of the Company, (ii) arrangements or understandings between Mr. Spratto and any other person pursuant to which Mr. Spratto was appointed as Chief Operating Officer of the Company, or (iii) transactions in which Mr. Spratto has an interest requiring disclosure under Item 404(a) of Regulation S-K.

In connection with Mr. Spratto’s appointment, he entered into an employment agreement with Cision US, Inc., a subsidiary of the Company, effective as of August 1, 2018 (the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Spratto will serve as the Chief Operating Officer until his separation from the Company. For Mr. Spratto’s service, he will be paid an annual base salary of $335,000, subject to annual salary increases approved by the Company. In connection with the commencement of Mr. Spratto’s employment, he is entitled to receive a one-time cash bonus of $75,000. Additionally, for each fiscal year, beginning in 2018, Mr. Spratto will be eligible for an annual bonus in an amount up to 60% of his annual base salary, as determined by the Company, based upon the achievement of certain financial, operating and other objectives as set by the Company.

In connection with Mr. Spratto’s appointment, he will also receive an initial grant of 90,000 non-qualified stock options (the “Initial Award”) under the Company’s 2017 Omnibus Incentive Plan. The Compensation Committee of the Board of Directors of the Company will establish the exercise price of any option grant under the Plan, provided that the exercise price will be no less than the then-current fair market value of the Company’s ordinary shares. The options granted in the Initial Award will become exercisable in four equal annual installments, beginning August 2, 2019 and expire ten years from the grant date. If Mr. Spratto is still employed by the Company on August 1, 2019, the Company will grant him restricted stock units under the Plan equivalent to a then-present value of $800,000. After 2019, Mr. Spratto will be eligible for additional performance-based awards of options and restricted stock units.

Upon Mr. Spratto’s termination for any reason, he will be entitled to receive any earned but unpaid salary, reimbursements for reasonable and documented expenses and any vested benefits (the “Accrued Obligations”). In the event Mr. Spratto is terminated without cause, he will be entitled to the Accrued Obligations and, during the six-month period following his termination, 50% of his annual base salary.

During and after termination of the Employment Agreement, Mr. Spratto is obligated to maintain the Company’s confidential information in confidence. In addition, he has agreed to certain non-competition and non-solicitation covenants for up to a one-year period following any termination of his employment.

The foregoing description of the Employment Agreement is only a summary and does not purport to be a complete description of the terms and conditions under the Employment Agreement. Further, the foregoing description is qualified in its entirety by the terms of the Employee Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 2, 2018

CISION LTD.

By:	/s/ Jack Pearlstein
Name: Jack Pearlstein
Title: Chief Financial Officer